April 3, 2012

Mark R. Busch

D 704.331.7440

F 704.353.3140

mark.busch@klgates.com

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: John Krug

Re:	SEC Comment Letter Dated March 29, 2012
DARA BioSciences, Inc. Preliminary Proxy Statement Filed March 20, 2012
File No. 000-23776

Ladies and Gentlemen:

On behalf of DARA BioSciences, Inc. (the “Company”), this letter responds to the comment in the staff’s comment letter dated March 29, 2012.

For ease of review, the staff’s comment is repeated below and immediately followed by the Company’s response.

Proposal 2 – Approval of Issuance of Common Stock in Connection with Oncogenerix, Inc. Acquisition

1.	We note that in connection with the January 17, 2012 merger agreement, you delivered 1,114,560 shares of common stock representing approximately 19.9% of your outstanding shares to the Oncogenerix shareholders. In addition, if certain revenue or market capitalization milestones are achieved within the 60 months following the closing date of the transaction, you may issue up to an additional 19.9% of the company’s outstanding shares as of the closing date to the Oncogenerix shareholders. Moreover, the acquisition agreement requires shareholder approval of this contingent consideration. We also note that as of December 31, 2011 the company had total assets of $1,852,342 and the market value of the shares issued to Oncogenerix shareholders based on the closing price on January 17, 2012 was approximately $1,727,568. Accordingly, it appears the information requested by Item 14 of Schedule 14A is required to be included in the proxy statement to the extent applicable. See Note A to Schedule 14A and Item 3.05 of Regulation SX. Please revise the proxy statement to include the required information, including financial statements, or provide an analysis as to why such information is not required.

April 3, 2012

In response to comment 1, the Company has added Appendix A to the revised preliminary proxy statement. Appendix A is an amendment to Form 8-K filed on April 2, 2012 which includes the financial statements of Oncogenerix, Inc. and the pro forma financial statements of the Company reflecting the acquisition. Appendix A has been incorporated by reference into the revised preliminary proxy statement and a copy of Appendix A will accompany the definitive proxy statement delivered to the stockholders of the Company.

Also in response to comment 1, the Company has added the following subsections to Proposal 2: Terms of the Oncogenerix Acquisition; Description of the Common Stock that may be Issued as Contingent Merger Shares, Resale Limitations; Interests of Certain Persons; Regulatory Approvals; Opinion of Willamette Management Associates; Accounting Treatment; Material Federal Income Tax Consequences; Past Contracts, Transactions and Negotiations; and Financial Information including Management’s Discussion and Analysis of Financial Condition and Results of Operations. Appendix A and the above-listed subsections in Proposal 2 have been added to the revised preliminary proxy statement to provide certain applicable information required by Item 14 of Schedule 14A that was inadvertently omitted from the original preliminary proxy statement filed on March 20, 2012.

A revised preliminary proxy statement containing the new disclosures was filed on April 3, 2012.

I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the revised preliminary proxy statement as promptly as applicable. Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Lynn Morris